Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 6, 2019

Relating to Preliminary Prospectus dated January 29, 2019

Registration No. 333-229152

ALECTOR, INC.

Update and Supplement to Preliminary Prospectus

Dated February 6, 2019

This free writing prospectus relates to the initial public offering of common stock of Alector, Inc. (the “Company”) and should be read together with the preliminary prospectus dated January 29, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our common stock. On February 6, 2019, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No.  2”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1653087/000119312519029514/d550248ds1a.htm

References to “Alector,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in the Preliminary Prospectus.

1. Additional Option Grants

The disclosure set forth in the Preliminary Prospectus on pages 7, 8, 68, 70, 71, II-2 and II-3 has been revised to account for 316,100 shares of common stock issuable upon exercise of options to purchase shares of the Company’s common stock that will be granted as of the effective date of the registration statement of which the Preliminary Prospectus forms a part under its 2019 Equity Incentive Plan at the initial public offering price per share. The initial public offering price will be determined by the Company and the underwriters following the effectiveness of the registration statement of which the Preliminary Prospectus forms a part.

2. Risk Factor Update

The following risk factor was amended and restated in the section titled “Risk Factors—Risks Related to the Discovery, Development, and Commercialization of Our Product Candidates.”

Our clinical trials may reveal significant adverse events, toxicities, or other side effects and may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. For those product candidates that are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen, and other clinical trial protocols and the rate of dropout among clinical trial participants. Open-label extension studies may also extend the timing and cost of a clinical test substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. This is particularly true in neurodegenerative diseases, where failure rates historically have been higher than in many other disease areas. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, and results of operations. For instance, in the ongoing Phase 1 clinical trial of AL00l, one subject experienced a severe adverse event of rhabdomyolysis, a muscle injury, eight weeks after a single dose of AL001, which was attributed to strenuous activity and was deemed by the principal investigator to not be drug-related. This event resolved on its own without need of treatment within one week following a period of rest. We recently received a principal investigator report that a second subject has experienced a severe adverse event of muscle injury eight weeks after a single dose of AL001, which has also been deemed in such report by the principal investigator to not be drug-related.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidates, which may also limit its commercial potential.

Alector has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Alector has filed with the SEC for more complete information about Alector and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or email at dg.prospectus_requests@baml.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by phone at (631) 274-2806; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email barclaysprospectus@broadridge.com.